

June 21, 2012

Via E-mail
Mr. Christian Storch
Vice President and Chief Financial Officer
Altra Holdings, Inc.
300 Granite Street, Suite 201
Braintree, MA 02184

>   **Re: Altra Holdings, Inc.**
>   **Form 10-K**
>   **Filed February 24, 2012**
>   **File No. 1-33209**

Dear Mr. Storch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 33

Critical Accounting Policies, page 35

1. We note your critical accounting policy related to goodwill beginning on page 36. Please address the following:
    - Please tell us and revise future filings to disclose the number of reporting units you have. If your reporting units are the same as your six operating segments, please revise future filings to so state. We note you previously identified 21 reporting units, in your letter dated June 30, 2009. Refer to ASC 350-20-35-33 through 35-37.
    - We note your statement on page 36 that each of your operating segments "are expected to have similar long-term average gross profit margins." Please provide

us with net sales, gross profit, gross profit margins, and your segment profit measure and margin, for each of the six operating segments for each of the three years ended December 31, 2011 and the three-month periods ended March 31, 2012 and 2011.

- On page 37, you state that if the excess of the estimated fair value of an operating segment over its net book value is less than $1.0 million, the operating segment could be required to perform a step two goodwill impairment analysis to determine what amount of goodwill is potentially impaired. In your letter dated July 30, 2009, in response to comment 3 of our letter July 16, 2009, you told us that "reporting units that have estimated fair values within $1 million of the carrying value could be required to perform an interim goodwill impairment assessment if the estimated profitability decreased 10%." Please revise future filings to put the $1.0 million "threshold" in context, i.e., to indicate that the second step of the test may be required if estimated profitability, sales, etc. were to decrease by some percentage.

Liquidity and Capital Resources, page 42

Net Cash, page 44

2. Regarding your operating cash flows for 2011 and 2010, you state only that operating activities provided the primary source of funds for the year. You do not discuss the significant components of your cash flows provided by (used in) operating activities for the periods presented. Please significantly revise future filings, beginning with your June 30, 2012 Form 10-Q, to do so. We note the limited discussion on page 31 of the March 31, 2012 Form 10-Q. Refer to Item 303(a)(1) of Regulation S-K. Please also revise future filings to discuss cash flows for all periods presented. In this regard, you have not included an analysis of 2009 cash flows.

3. In future filings, beginning with your June 30, 2012 Form 10-Q, please analyze the changes in cash flows from operating, investing and financing activities from the year-ago period. The discussion on pages 31-32 of the March 31, 2012 Form 10-Q does not identify the causes of the respective changes within each category of cash flows.

4. We note the following regarding your trade receivables and inventories:
- Inventories increased 43% and trade receivables increased 36% during 2011, compared to an increase in net sales of 30%.
- The apparent buildup in trade receivables adversely impacted your March 31, 2012 operating cash flow deficit and December 31, 2011 operating cash flow surplus. The buildup in inventories adversely impacted your December 31, 2011 operating cash flow surplus.
- The percentage of receivables to quarterly revenues increased from 55% at April 2, 2011 to 57% at March 31, 2012.

- The percentage of inventories to cost of sales increased from 83% at April 2, 2011 to 94% at March 31, 2012.
- The impact of the Bauer acquisition is not quantified.

Therefore, in future filings, please quantify days sales outstanding and inventory turnover, or other similar monitoring measures you may use, and discuss material variances therein. Also, explain to us and disclose in future filings why the inventories ratio increased and the extent to which the Bauer acquisition impacted the receivables and inventories ratio.

14. Commitments and Contingencies, page 76

5. We note your disclosure that you cannot estimate the likelihood or potential amount of the liability related to your product liability proceedings and as such, no amounts have been accrued for any potential losses. It appears that the foregoing statement means that it is reasonably possible that you may be liable for amounts that could have a material adverse effect on your consolidated financial statements. Please confirm to us and revise future filings to so state. Please also (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. You may provide your disclosures on an aggregated basis. Please include your proposed disclosures to be included in your next periodic report in your response.

6. Please address the above comment as it may relate to the liabilities acquired in connection with the acquisition of Bauer.

16. Guarantor Subsidiaries, page 78

7. You disclose that the senior notes are fully and unconditionally guaranteed by your domestic subsidiaries. Please tell us and revise future filings to describe any non-customary conditions under which the guarantors would be released from such guarantees.

8. We note positive operating cash flows recorded for the Issuer for the years ended December 31, 2011 and 2009, as well as for the quarter ended March 31, 2012 and the quarter ended April 2, 2011, as reported on pages 20-21 of the March 31, 2012 Form 10-Q. It is unclear how the Issuer can generate positive operating cash flows given the absence of any revenue transactions and the absence of operating expenses in 2011. Please advise and provide us a direct method statement of cash flows for 2011 and the first quarter of 2012 for the Issuer. Tell us also whether there are any significant

restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. See Article 3-10(i)(8) and (9) of Regulation S-X. We may have further comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743, Al Pavot at (202) 551-3738, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief